Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ArcLight Clean Transition Corp. on Form S-4 of our report dated August 10, 2020 except for Note 5, the second paragraph of the Note 7 and Note 8 as to which the date is September 18, 2020, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audit of the financial statements of ArcLight Clean Transition Corp. as of August 3, 2020 and for the period July 28, 2020 (inception) through August 3, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “experts” and “selected financial data” in such prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

February 2, 2021